UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
______________

SCHEDULE TO
(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
______________
Franchise Group, Inc.
(Name of Subject Company (Issuer))

Franchise Group, Inc.
(Name of Filing Person (Issuer))
______________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)
______________

Eric F. Seeton
Chief Financial Officer
Franchise Group, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
______________

With a copy to:

David W. Ghegan
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 3000
Atlanta, Georgia 30308
(404) 885-3000

 ______________

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$115,315,756	$13,976.27

(*)      Calculated solely for purpose of determining the amount of the filing fee and based on the offer to purchase of up to $115,315,756 in value of shares of common stock, par value $0.01 per share, of Franchise Group, Inc.

(**)   The amount of the filing fee, $121.20 for each $1,000,000 of value of the transaction, was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal year 2019, issued August 24, 2018.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐               third-party tender offer subject to Rule 14d-1    ☐    going-private transaction subject to Rule 13e-3
☒    issuer tender offer subject to Rule 13e-4        ☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐               Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐               Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2019 (“Schedule TO”), as amended by that certain Amendment No. 1 dated August 8, 2019, as further amended by that certain Amendment No. 2 dated August 27, 2019, as further amended by that certain Amendment No. 3 dated October 11, 2019 and as further amended by that certain Amendment No. 4 dated October 16, 2019, relating to the offer by Franchise Group, Inc. (formerly known as Liberty Tax, Inc.), a Delaware corporation (“Franchise Group” or the “Company”), to purchase for cash any and all shares of the Company’s outstanding common stock, par value $0.01 per share, at a purchase price of $12.00 per share (the “offer”). The offer is made upon the terms and subject to the conditions contained in the Amended and Restated Offer to Purchase, dated October 16, 2019 (as amended or supplemented from time to time, the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal, dated October 16, 2019 (as amended or supplemented from time to time, the “Amended and Restated Letter of Transmittal”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Amended and Restated Offer to Purchase incorporated by reference herein.

The purpose of this Amendment No. 5 is to amend and supplement the Schedule TO to clarify or expand upon certain disclosures regarding the offer.

This Amendment No. 5 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 5 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Amended and Restated Offer to Purchase and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 5 should be read in conjunction with the Schedule TO, the Amended and Restated Offer to Purchase and the other documents that constituted part of the Offer. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Amended and Restated Offer to Purchase that is amended, restated or supplemented herein.

The Offer to Purchase and Items 1 through 11 to the Schedule TO.
Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference information in the Amended and Restated Offer to Purchase, a copy of which was filed with Amendment No. 4 to Schedule TO as Exhibit (a)(1)(G), are hereby amended and supplemented as set forth below:

1. The last sentence of the second full paragraph on page 3 of the cover page of the Amended and Restated Offer to Purchase is hereby deleted.

2. The second bullet on page vi of the Amended and Restated Offer to Purchase, in the Summary of Terms is hereby deleted in its entirety and replaced with the following:

“•    You may also call Eric Seeton of Franchise Group, at (757) 493-8855.”

3. The last sentence of the first paragraph on page 6 of the Amended and Restated Offer to Purchase, in the section entitled “Introduction”, is hereby deleted.

4. The first two paragraphs on page 23 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer” are hereby deleted in their entirety and replaced with the following paragraphs:

“Also on November 28, 2018, Franchise Group announced that the Board had established a transaction committee (the “Transaction Committee”) of the Board to assist and oversee the management of Franchise Group in the day-to-day discussions and negotiations with Party A in respect of its proposal and the consideration and pursuit of other strategic alternatives and, if applicable, assist and oversee the management of Franchise Group in the day-to-day discussions and negotiations in respect of any proposal or indication of interest received by Franchise Group from other potential acquirers. The Transaction Committee consisted of directors Andrew M. Laurence, Patrick A. Cozza and Bryant R. Riley. The Transaction Committee retained Willkie Farr & Gallagher LLP (“Willkie”) as counsel in connection with Party A’s proposal and any potential transaction in connection therewith. On March 29, 2019, the Transaction Committee formally convened for the last time and determined to conclude its solicitation of acquisition proposals based on its belief that that there were no third parties interested in acquiring Franchise Group at a valuation or on terms that would be acceptable to the Transaction Committee. Thereafter, on or around April 23, 2019, Vintage sought legal advice from Willkie in connection with a potential strategic transaction with Franchise Group. On or around May 3, 2019, Franchise Group, acting through its in-house legal counsel, waived any actual or potential conflicts regarding Willkie’s representation of Vintage and any related entities in connection with a potential transaction with Franchise Group. On May 13, 2019, the Special Committee discussed Willkie’s representation of Vintage and instructed the Special Committee’s legal counsel to discuss with Willkie its prior representation and the waiver. On May 23, 2019, the Special Committee discussed Willkie’s representation of Vintage. After considering Willkie’s level of involvement in the Transaction Committee’s process and the likelihood that Willkie did not possess any information that was not already known to Mr. Laurence, a partner of Vintage, who served on the Transaction Committee, the Special Committee’s view was that Willkie’s representation of Vintage in connection with the Transactions would not reasonably be expected to disadvantage Franchise Group.

Following Franchise Group’s November 28, 2018 announcement of Party A’s unsolicited and non-binding proposal, Lake Street Capital Markets, LLC (the “Transaction Committee financial advisor”) sent the Transaction Committee a presentation on November 29, 2018 offering its services as a financial advisor. This presentation included a preliminary valuation analysis that relied on publicly available information and estimated Franchise Group’s valuation to be as low as $7.51 per share using a comparable companies methodology based on Franchise Group’s revenue over the last twelve months and as high as $23.75 per share using a precedent transactions methodology based on Franchise Group’s earnings before interest, tax, depreciation and amortization, or EBITDA, over the last twelve months.

On December 5, 2018, the Transaction Committee engaged the Transaction Committee financial advisor, as its financial advisor to assist it with, among other things, evaluating Party A’s proposal, reviewing Franchise Group’s strategic alternatives and soliciting other potentially interested parties regarding an acquisition of Franchise Group.”

5. The last paragraph on page 24 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer” is hereby deleted in its entirety and replaced with the following:

“On April 9, 2019, Party C contacted the Transaction Committee’s financial advisor and indicated a preliminary valuation range of five to seven times Franchise Group’s fiscal year 2019 EBITDA. The Transaction Committee financial advisor calculated that this implied a valuation range of $11.45 to $16.28 per share, with a midpoint of $13.87, based on an original fiscal year 2019 budget, and $10.55 to $15.02 per share, with a midpoint of $12.79 per share, based on updated preliminary financial forecasts for fiscal year 2019. The Transaction Committee considered Franchise Group’s management’s estimated EBITDA for fiscal year 2019, Party C’s previous refusal to provide a valuation and Party C’s prior statement that any purchase price likely would be significantly below the publicly announced proposal from Party A of $13.00 per share. The Transaction Committee also considered the risk that Party C was seeking access to Franchise Group’s confidential information for reasons other than pursuing a strategic transaction with Franchise Group. Based on the foregoing, the Transaction Committee did not believe that continued discussions with Party C were likely to result in a definitive transaction that would be in Franchise Group’s and its stockholders’ best interests. Therefore, the Transaction Committee did not engage in further discussions with Party C.”

6. The first paragraph on page 25 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer” is hereby deleted in its entirety and replaced with the following:

“After the Transaction Committee ceased its active solicitation of third parties in late March 2019, Vintage began having preliminary and internal discussions relating to a potential transaction between Vintage and Franchise Group. On or around April 12, 2019, Vintage began modeling a potential transaction. Around this time, Mr. Laurence of Vintage, who is the Chairman of the Board, informed other members of the Board that Vintage was having preliminary discussions as to whether a strategic transaction between Vintage or its affiliates and Franchise Group was possible. In connection with its evaluation of alternative strategies with respect to Franchise Group, Vintage had preliminary discussions with Mr. Riley and others from B. Riley in which B. Riley assisted in Vintage’s financial modeling efforts. From time to time, Franchise Group employees facilitated the provision of certain information to Vintage and B. Riley for use in financial modeling.”

7. The following paragraph is hereby added immediately after the second paragraph on page 27 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer”:

“On May 30, 2019, Mr. Kahn had a telephone conference with Mr. Cozza to express his view that the Special Committee should act promptly in considering the Transactions.”

8. The following paragraph is hereby added immediately after the third paragraph on page 27 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer”:

“On June 10, 2019, Mr. Riley contacted Mr. Cozza to express his view and that of Mr. Kahn that the Special Committee should act promptly in considering the Transactions.”

9. The last paragraph on page 29 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer” is hereby deleted in its entirety and replaced with the following:

“On June 25, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. The Special Committee was updated on the status of Franchise Group’s review of Buddy’s. The Special Committee also discussed the financial projections for Franchise Group. In addition, the Special Committee reviewed the factors it considered at its June 18, 2019, meeting regarding whether to solicit alternative proposals and, after consultation with representatives of Houlihan Lokey and Hunton, reaffirmed its decision to proceed with negotiating Vintage’s proposal and not solicit alternative proposals. However, the Special Committee agreed that it would reconsider this decision if circumstances changed, such as if Vintage offered transaction terms that were less favorable to Franchise Group than the proposal being discussed.”

10. The following paragraph is hereby added immediately after the first full paragraph on page 30 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer”:

“Also on June 26, 2019, Mr. Riley contacted the members of the Special Committee to express his view that the Special Committee should act promptly in considering the Transactions. Also on June 26, 2019, a representative of Willkie contacted a representative of Hunton to express the view of Vintage that the Special Committee should act promptly in considering the Transactions.”

11. The following paragraph is hereby added immediately after the second paragraph on page 33 of the Amended and Restated Offer to Purchase, in Section 9 entitled “Background of the Offer”:

“As compensation for their services, the Special Committee members received a retainer fee of $15,000, in the case of the chair of the Special Committee, and $10,000, in the case of the other members, which retainer fees were established by the Board on May 4, 2019, in connection with the formation of the Special Committee. On July 10, 2019, after the Transactions were authorized and approved by the Special Committee and the Board, the Special Committee informed Mr. Laurence, as Chairman of the Board, that it intended to request that the Board consider increasing the retainer fee by $30,000 for the chair and $20,000 for the other members to provide compensation that the Special Committee thought was more commensurate with the actual time commitment associated with carrying out the Special Committee’s duties. In making this request, the Special Committee considered, among other things, compensation paid to members of other special committees in similar situations, the complexity of the Transactions and the fact that the Special Committee met fourteen times between May 13, 2019, and July 10, 2019. The Special Committee decided not to make its request until after the Transactions were consummated to make clear that the request was not conditioned upon the outcome of the Special Committee’s work or recommendation. The Special Committee later withdrew its request and did not receive any additional compensation.”

12. The following sentence is hereby added at the end of Section 9 entitled “Background to the Offer” on page 61 of the Amended and Restated Offer to Purchase, in the section entitled “Certain Unaudited Prospective Financial Information”:

“Franchise Group management did not prepare pro forma financial projections for the Combined Company in conjunction with the Transactions.”

13. The last paragraph on page 62 of the Amended and Restated Offer to Purchase, under subparagraph entitled “Purpose” in Section 10 entitled “Purpose of the Offer”, is hereby deleted in its entirety and replaced with the following:

“The Franchise Group common stock was suspended from trading on Nasdaq in August 2018, delisted from Nasdaq in February 2019 and generally is not heavily traded on the OTC Market. As a result, the Special Committee and the Board believe that the offer represents an efficient mechanism to provide Franchise Group’s stockholders with the opportunity to receive a return of their investment if they so elect. The offer provides such stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Franchise Group common stock, without potential disruption to the share price and the usual transaction costs associated with market sales, especially of thinly traded companies like Franchise Group. Franchise Group has applied to list the Franchise Group common stock on Nasdaq. If its application is approved, Franchise Group may promptly list the Franchise Group common stock on Nasdaq.

Franchise Group can provide no assurance that it will be able to meet the initial listing standards of Nasdaq or that it will be able to maintain any such listing. In addition, the consummation of the offer likely will result in a decrease in Franchise Group’s “public float” (the number of shares of Franchise Group common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Franchise Group common stock after the consummation of the offer and could result in an increase in price volatility. Stockholders may not be able to sell their shares of Franchise Group common stock in the future, on the OTC Market or otherwise, at a net price higher than the price available in the offer. Franchise Group can give no assurance as to the price at which stockholders may be able to sell their shares of Franchise Group common stock in the future.”

14. The first paragraph under the caption “Appointment of Franchise Group Executive Officers,” on page 77 of the Amended and Restated Offer to Purchase, under the subheading “Certain Changes to Management of Franchise Group and its Subsidiaries” in Section 11 entitled “Certain Information About Franchise Group” is hereby deleted in its entirety and replaced with the following:

“On October 2, 2019, several leadership changes of Franchise Group, including changes to the senior executive leadership of Franchise Group and certain of its subsidiaries, became effective. The leadership changes were implemented as part of the strategic transformation of Franchise Group. Brian Kahn has been appointed as the President and Chief Executive Officer of Franchise Group and Eric Seeton has been appointed as the Chief Financial Officer of Franchise Group, although Mr. Seeton did not join Franchise Group until October 28, 2019, while M. Brent Turner, the former Interim President and Chief Executive Officer of Franchise Group, and Michael S. Piper, the former Chief Financial Officer of Franchise Group, have accepted offers to serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Holdings, which operates the Liberty Tax segment of Franchise Group. Mr. Piper served as the Chief Financial Officer of Franchise Group until Mr. Seeton joined Franchise Group on October 28, 2019. Additionally, Andrew Laurence has been appointed as the Executive Vice President of Franchise Group and Andrew Kaminsky has been appointed as Executive Vice President and Chief Administrative Officer of Franchise Group. The employment agreements for each of Mr. Kahn, Mr. Seeton, Mr. Laurence and Mr. Kaminsky are described in detail in Section 14 under the heading “EXECUTIVE EMPLOYMENT AGREEMENTS.”

15. The first on page 85 of the Amended and Restated Offer to Purchase, under the subheading “Officers” in Section 11 entitled “Certain Information About Franchise Group” is hereby deleted in its entirety.

16. The second paragraph under the caption “Buddy’s merger and the offer.” on page 90 of the Amended and Restated Offer to Purchase, under subparagraph entitled “Description of the Transactions” in Section 13 entitled “Unaudited Pro Forma Combined Financial Statements of the Combined Company and Related Notes”, is hereby deleted and replaced with the following:

“Concurrently with the execution of the business combination agreement, Franchise Group and the Buddy’s equity holders entered into the tax receivable agreement. Subject to certain exceptions set forth in the tax receivable agreement, the tax receivable agreement generally provides that Franchise Group will pay the Buddy’s equity holders 40% of the cash savings, if any, in federal, state and local taxes that Franchise Group realizes or is deemed to realize as a result of any increase in tax basis of the assets of New Holdco resulting from future redemptions or exchanges of New Holdco common units held by Buddy’s equity holders. In connection with the merger, none of the New Holdco common units were purchased or exchanged by Franchise Group and the Buddy’s equity holders and therefore an initial tax receivable liability was not recorded. However, subsequent to the merger, the effects of each purchase or exchange of New Holdco common units may result in adjustments to record a change in deferred tax balances, tax receivable liabilities equal to 40% of the estimated realizable tax benefits, and an increase to additional paid-in capital for the remainder. The total amount of future payments under the tax receivable agreement could be substantial. However, Franchise Group is not able to anticipate the expected timing of, or quantify the dollar amount of, these payments. The timing and amount of these payments will depend on a number of factors, including, among other things, (1) the amount and timing of future exchanges of New Holdco common units by the Buddy’s equity holders, and the extent to which these exchanges are taxable, (2) the price per share of the Franchise Group common stock at the time of any exchange, (3) the amount and timing of future income against which to offset the potential tax benefits resulting from the subsequent exchange of New Holdco common units pursuant to the certificate of designation and (4) the tax laws then in effect. At the time of the negotiations, however, Franchise Group’s management and outside advisors reviewed a preliminary estimate (using simplifying assumptions) of an aggregate value of the tax receivable agreement of approximately $15 million, assuming that Franchise Group would pay the Buddy’s equity holders 85% of the cash savings, if any, in federal, state and local taxes that Franchise Group realizes or is deemed to realize as a result of any increase in tax basis of the assets of New Holdco resulting from future redemptions or exchanges of New Holdco common units held by Buddy’s equity holders.”

17. The heading “Employment Agreement of Mr. Piper” and the two paragraphs following such heading on pages 124 and 125 of the Amended and Restated Offer to Purchase, in Section 14 entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning Shares of Franchise Group Common Stock”, are hereby deleted in their entirety.

18. The last sentence of the first paragraph on page 126 of the Amended and Restated Offer to Purchase, in Section 15 entitled “Effects of the Offer”, is hereby deleted in its entirety.

19. The following language is hereby added at the end of the first paragraph under the caption “Following the merger, certain Franchise Group stockholders have a substantial ownership stake in Franchise Group, and their interests could conflict with the interest of other Franchise Group stockholders.” on page 134 of the Amended and Restated Offer to Purchase, in Section 19 entitled “Risk Factors”:
“In recent years, by way of example, both B. Riley and members of the Vintage Group have invested separately in Babcock & Wilcox Enterprises, Inc. (“B&W”). Each of B. Riley and Vintage are parties to an investor rights agreement with B&W which enables B. Riley and Vintage to, respectively, retain the ability to appoint a certain number of directors to the seven-person board of B&W depending upon the amount of common stock and debt each beneficially owns. Based on the agreement with B&W, as of today, both B. Riley and Vintage have the separate right and ability to each appoint three directors, which each has done. Both Mr. Kahn and Mr. Riley currently serve on the B&W board. B. Riley also owned a minority stake in API Technologies Corp., which was acquired by Vintage as part of a merger agreement to acquire SenDEC Corporation in 2011. More recently, a Vintage affiliate, Vintage Rodeo Parent, LLC, entered into a definitive agreement to acquire all of the outstanding shares of Rent-A-Center, Inc. (“Rent-A-Center”) on June 18, 2018. Affiliates of B. Riley served as financial advisor and lead arranger, and committed to serve as equity and debt participants in the transaction. Rent-A-Center subsequently terminated the transaction on December 18, 2018.”

Item 12. Exhibits.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCHISE GROUP, INC.

By:	/s/ Eric F. Seeton
Name:	Eric F. Seeton
Title:	Chief Financial Officer

Dated: November 5, 2019